                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 9

                                       to

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        CATELLUS DEVELOPMENT CORPORATION
                        --------------------------------
                            (Name of Subject Company)


                         Common Shares, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   149-111-106
                                 --------------
                                 (CUSIP Number)

                                 Sheryl Pressler
                            Chief Investment Officer
                          California Public Employees'
                                Retirement System
                          Lincoln Plaza, 400 "P" Street
                          Sacramento, California 95814
                             Tel. No. (916) 326-3828
                     --------------------------------------
                     (Name, Address and Telephone Number of
                          Persons Authorized to Receive
                           Notices and Communications)


                                 October 8, 1997
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)









                                Page 1 of 7 Pages

                       The Index to Exhibits is on Page 6

         This Amendment No. 9 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 9 have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of the Transaction.

         Item 4 is amended by adding to the end thereof the following information:

         CalPERS currently holds 37,757,250 shares of the Issuer's Common Stock. By letter dated October 8, 1997 (the "Registration Request") CalPERS requested, pursuant to Section 3 of the Registration Rights Agreement between CalPERS and the Issuer, that the Issuer file a registration statement under the Securities Act of 1933, as amended, covering the registration of 18,975,000 of such shares (including up to 2,475,000 shares to cover overallotments) which CalPERS intends to distribute by means of an underwritten public offering. If all of the shares to be registered are sold, immediately after the public offering CalPERS would continue to own 18,782,250 shares of Common Stock, or approximately 17.6% of the outstanding Common Stock. The description of the Registration Request is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 15 hereto and incorporated herein by this reference.

         The proposed sale of a portion of its Common Stock is intended to further the ongoing diversification of CalPERS' $6.4 billion real estate portfolio while permitting it to continue to invest in the Issuer. CalPERS will continue to hold its remaining shares of Common Stock as an investment; this investment represents a significant component of CalPERS' strategic commitment to real estate investment in California. CalPERS may from time to time seek to increase, reduce or dispose of its investment in the Common Stock in the open market, in privately negotiated transactions or otherwise. The determination to effect any such transaction will depend upon, among other things, the market price of the Common Stock, availability of funds, borrowing costs, market conditions, developments affecting the Company and CalPERS, other opportunities available to CalPERS, the remaining composition of CalPERS' real estate portfolio, and other considerations. CalPERS intends to continue to review and evaluate its investment in the Common Stock and to take such action with respect to its investment as it considers desirable in light of circumstances from time to time prevailing.




                                Page 2 of 7 Pages

        Offers of the shares of Common Stock covered by the proposed registration statement will be made only by means of a prospectus. The securities covered by the proposed registration statement may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Schedule 13D shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the shares of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item 5.  Interest in Securities of Issuer.

        Item 5 is amended by adding to the end thereof the following information:

        On October 8, 1997 CalPERS delivered the Registration Request and thereby requested, pursuant to Section 3 of the Registration Rights Agreement between CalPERS and the Issuer, that the Issuer file a registration statement under the Securities Act of 1933, as amended, covering the registration of 18,975,000 shares of the Issuer's Common Stock (including up to 2,475,000 shares to cover overallotments) which CalPERS intends to distribute by means of an underwritten public offering. If all of the shares to be registered are sold, immediately after the public offering CalPERS would continue to own 18,782,250 shares of Common Stock, or approximately 17.6% of the outstanding Common Stock. The description of the Registration Request is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 15 hereto and incorporated herein by this reference.

        Offers of the shares of Common Stock covered by the proposed registration statement will be made only by means of a prospectus. The securities covered by the proposed registration statement may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Schedule 13D shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the shares of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item 6. Contracts, Arrangements, Understandings Where Relationship With Respect to Securities of the Issuer.

        Item 6 is amended by adding to the end thereof the following information:

        On October 8, 1997 CalPERS delivered the Registration Request and thereby requested, pursuant to Section 3 of the




                                Page 3 of 7 Pages

Registration Rights Agreement between CalPERS and the Issuer, that the Issuer file a registration statement under the Securities Act of 1933, as amended, covering the registration of 18,975,000 shares of the Issuer's Common Stock (including up to 2,475,000 shares to cover overallotments) which CalPERS intends to distribute by means of an underwritten public offering. The description of the Registration Request is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 15 hereto, and incorporated herein by this reference.

        Offers of the shares of Common Stock covered by the proposed registration statement will be made only by means of a prospectus. The securities covered by the proposed registration statement may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Schedule 13D shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the shares of Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item 7.  Material to be Filed as Exhibits.

        Item 7 is hereby amended by adding the following exhibit:

        15. Registration Request dated October 8, 1997.




                                Page 4 of 7 Pages

                                    SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 8, 1997                  CALIFORNIA PUBLIC EMPLOYEES'
                                        RETIREMENT SYSTEM



                                        By:  /s/ SHERYL PRESSLER
                                             ----------------------------------
                                             Sheryl Pressler
                                             Title:  Chief Investment Officer




                                Page 5 of 7 Pages

                                  EXHIBIT INDEX



Number                                                                     Page
------                                                                     ----
  15.   The Registration Request dated October 8, 1997.                      7









                                Page 6 of 7 Pages